Exhibit 99.1
REPORT UNDER
NATIONAL INSTRUMENT 51-102
REPORT OF VOTING RESULTS
To: Canadian Securities Administrators
In accordance with section 11.3 of National Instrument 51-102 — Continuous Disclosure Obligations, the following sets out the matters voted on at the Annual Meeting of Shareholders of Bank of Montreal (the “Bank”) held on March 23, 2010 and as such votes were conducted by ballot, the number and percentage of votes cast for, against or withheld from each vote. Each of the matters set out below is described in greater detail in the Notice of Annual Meeting of Shareholders and Proxy Circular which was mailed to shareholders prior to the Annual Meeting and is available at www.bmo.com/investorrelations.
The Board of Directors and management of the Bank recommended that shareholders vote FOR the election as director of each of the 16 nominees listed in the Proxy Circular, FOR the appointment of KPMG LLP as Auditors of the Bank, FOR the amendment and restatement of the By-laws of the Bank, FOR the advisory resolution on the Bank’s approach to executive compensation, and AGAINST Shareholder Proposal No. 1 and Shareholder Proposal No. 2.
1. Election of Directors
A ballot was conducted to vote on the resolution to appoint the following 16 nominees as Directors of the Bank to serve until the next Annual Meeting of Shareholders of the Bank or until their successors are elected or appointed and the outcome was as follows:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Robert M. Astley	243,784,216	91.9	21,357,343	8.1
David R. Beatty	240,836,601	90.8	24,305,712	9.2
Robert Chevrier	247,161,796	93.2	18,062,909	6.8
George A. Cope	247,620,927	93.4	17,600,173	6.6
William A. Downe	248,932,046	93.9	16,285,929	6.1
Ronald H. Farmer	243,212,065	91.7	21,924,398	8.3
David A. Galloway	243,029,696	91.7	22,101,521	8.3
Harold N. Kvisle	247,636,273	93.4	17,582,766	6.6
Bruce H. Mitchell	249,157,925	93.9	16,066,988	6.1
Philip S. Orsino	249,113,329	93.9	16,110,271	6.1
Martha C. Piper	243,945,801	92.0	21,196,782	8.0
J. Robert S. Prichard	242,591,159	91.5	22,551,424	8.5
Jeremy H. Reitman	247,726,680	93.4	17,409,679	6.6
Guylaine Saucier	247,829,565	93.4	17,394,223	6.6
Nancy C. Southern	237,880,193	89.7	27,313,623	10.3
Don M. Wilson III	243,711,667	91.9	21,421,695	8.1
2. Appointment of Shareholders’ Auditors
A ballot was conducted to vote on the resolution to appoint the firm of KPMG LLP as the auditors of the Bank for the 2010 fiscal year and the outcome was as follows:

Votes For	% Votes For	Votes Withheld	% Votes Withheld
270,305,767	99.5	1,435,393	0.5

3. Amendment and Restatement of the By-laws of the Bank
A ballot was conducted to vote on the resolution to amend and restate the By-laws of the Bank as outlined in the Proxy Circular and the outcome was as follows:

Votes For	% Votes For	Votes Against	% Votes Against
269,615,393	99.2	2,128,731	0.8
4. Advisory Resolution on Executive Compensation
A ballot was conducted to vote on the advisory resolution on the Banks’ approach to executive compensation as outlined in the Proxy Circular and the outcome was as follows:

Votes For	% Votes For	Votes Against	% Votes Against
242,298,715	89.2	29,431,713	10.8
5. Shareholder Proposal No. 1
A ballot was conducted to vote on a shareholder proposal regarding “more nominees than the number of positions to be filled” and the outcome was as follows:

Votes For	% Votes For	Votes Against	% Votes Against
7,630,096	2.9	257,526,067	97.1
6. Shareholder Proposal No. 2
A ballot was conducted to vote on a shareholder proposal regarding a “fairness ratio” and the outcome was as follows:

Votes For	% Votes For	Votes Against	% Votes Against
26,199,221	9.9	238,962,866	90.1
     Dated this 23rd day of March, 2010.

Bank of Montreal
By:	/s/ Blair F. Morrison
Blair F. Morrison
Senior Vice-President, Deputy General Counsel, Corporate Affairs and Corporate Secretary